

July 6, 2015

<u>Via E-mail</u>
Daniel Alberto Rodriguez Cofré
Chief Financial Officer
Mexican Economic Development, Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

> **Re: Mexican Economic Development, Inc.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 21, 2015**
> **File No. 001-35934**

Dear Mr. Cofré:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Audited Consolidated Financial Statements of Fomento Economico Mexicano, S.A.B. de C.V
Notes to the Consolidated Financial Statements, page F-7
Note 10. Investments in Associates and Joint Ventures, page F-43

1. We note from the disclosure included on page F-44 and elsewhere in your filing that from the date of your acquisition of a 51% investment in CCFPI through December 31, 2014, the results of CCFPI have been recognized by Coca-Cola FEMSA using the equity method of accounting. We also note that your use of the equity method is based on the following factors: (i) during the initial four-year period from the acquisition date, some relevant activities require joint approval between Coca-Cola FEMSA and The Coca-Cola Company; and (ii) the potential voting rights to acquire the remaining 49% of CCFPI provided by the put right obtained in the acquisition are not probable to be executed in the foreseeable future due to the fact that the call option is out of the money at both

December 31, 2014 and 2013. Please tell us and revise the notes to your financial statements in future filings to explain in further detail the nature of the activities that require joint approval between Coca-Cola FEMSA and The Coca-Cola Company during the initial four-year period following your acquisition of the 51% interest in this entity. Also, please explain in further detail why you believe the joint approval of these activities results in a lack of control over CCFPI and the resultant need for consolidation of this entity pursuant to IFRS 10, when it appears that you have majority voting control over this entity as a result of your 51% interest. Please provide your proposed disclosures as part of your response.

Note 12. Intangible Assets, page F-50
Sensitivity to Changes in Assumptions, page F-54

2. We note from your disclosure on page F-54 that Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax change in Weighted Average Cost of Capital, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points, except for Costa Rica, and concluded that no impairment would be recorded. Please explain why Costa Rica was excluded from the additional sensitivity analysis using 100 basis points consistent with the other countries and indicate whether an impairment charge with respect to Costa Rica's goodwill and distribution rights would have been required had its indefinite-lived intangible assets been subject to the 100-basis-point sensitivity analysis used for the other countries.

Note 23. Earnings per Share, page F-88

3. Please tell us and revise Note 23 to clearly explain how net income attributable to the controlling interest is allocated between the Series B and Series D shares for purposes of your earnings per share computations. Please provide your proposed disclosures as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining